Lee M. Bowling

Chief Financial Officer

eOn Communications Corporation

1703 Sawyer Road

Corinth, MS 38834

February 15, 2010

VIA EDGAR CORRESPONDENCE FILING

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	eOn Communications Corporation
Form 10-K for Fiscal Year Ended July 31, 2009
Filed October 29, 2009
Form 10-Q for Fiscal Quarter Ended October 31, 2009
File No. 0-026399

Dear Mr. Spirgel:

We have received your comment letter dated January 27, 2009, regarding the above referenced 10-K and 10-Q (File No. 0-26399) of eOn Communications Corporation (the “Company”) filed with the Commission on October 29, 2009 and December 15, 2009, respectively. The responses of the Company are keyed to the numbering in the comment letter with the Staff’s comments in italics before our responses.

Form 10-K for the Fiscal Year Ended July 31, 2009 and Form 10-Q for the Fiscal Quarter Ended October 31, 2009

Note 2: Summary of Significant Accounting Policies, page 38

1.	Refer to your accounting policy for intangible assets on page 39. We note that you closed the Aelix Systems, Inc. subsidiary as of April 1, 2008 but that you will continue to amortize the intangible assets related to Aelix process technology through fiscal 2011. Please tell us whether you are continuing to use the Aelix technology in your other operations. If not, tell us why you believe the Aelix process technology intangible assets are not impaired as of July 31, 2009. Please expand the disclosure in Note 2(g) and MD&A in future filings.

Response:

Aelix Systems Inc. (“Aelix”) was an engineering, research and development site in Bangalore, India. Aelix developed VOIP and IP phones and cards and provided the IP-enabled technology platform to allow for the integration of 3rd party applications to eOn’s products. The Company expects to continue to sell products utilizing the Aelix technology and generate adequate contribution to recover the original investment through 2011 and beyond. We will expand Note 2(g) and MD&A, which discusses Intangible Assets, in future filings to include statements regarding the current usage of the process technology developed by Aelix.

Note 3: Acquisition of Cortelco Systems Holding Corp., page 45

2.	Tell us whether the $10.5 million promissory note issued to Cortelco’s shareholders has a maturity date. Tell us in more detail all the assumptions you used to determine the fair value of the $10.5 million promissory note. Tell us how you determined the amount of the imputed interest on note payable of $480,000 and $53,000 shown in the statements of cash flows filed with the July

31, 2009 Form 10-K and October 31, 2009 Form 10-Q respectively. Tell us whether you have made actual payments under the Cortelco Note.

Response:

There is no maturity date on the promissory note. As stated in the filing, the note is to be repaid based primarily upon the level of Cortelco earnings. Quarterly payments will be made until the full consideration of $10.5 million has been paid.

The fair value of the promissory note was estimated based on the projected annual earnings and quarterly payments until the total consideration of $10.5 million is paid. The cash flow was discounted to present value based on an estimated “Investor’s Required Rate of Return”.

The imputed interest is computed based on recalculating the present value of the note after any quarterly payouts and adjustments to future payout estimates. The table below summarizes transactions related to the note payable to Cortelco’s former shareholders for each of the periods:

	10-K 7/31/2009	10-Q 10/31/2009
Present value—beginning of period	4,430	4,910
Payment	—	(632)
Imputed interest	225	168
Change in assumptions	255	(115)

Present value—end of period	4,910	4,331

Payments made under the Cortelco Note through December 31, 2009 were $631,640 and $391,404, made on August 6, 2009 and November 13, 2009, respectively.

The Company acknowledges that:

—	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

—	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

—	the Company may not assert staff comments as a defense in any proceeding initiate by the Commission or any person under the federal securities laws of the United States.

Please contact me if you have any additional requests or questions.

Sincerely,

/s/ Lee M. Bowling

Lee M. Bowling

Chief Financial Officer

eOn Communications Corporation